UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

W&T Offshore, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.00001 PER SHARE

(Title of Class of Securities)

(CUSIP Number)

Jerome F. Freel

Eight Greenway Plaza, Suite 1330

Houston, Texas 77046

(713) 826-8525

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Virginia Boulet, Esq.

Adams and Reese LLP

4500 One Shell Square

New Orleans, Louisiana 70139

(504) 581-3234

January 27, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

13D

CUSIP No.     92922P106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jerome F. Freel
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 7,087,271* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 7,087,271*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,087,271*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 10.7%
14.	Type of Reporting Person IN

* Represents 7,087,271 shares owned of record by Ann K. Freel, Reporting Person’s wife. Until February 2, 2005, Tracy W. Krohn, the Chief Executive Officer of W&T Offshore, Inc. (the “Company”), held sole voting power over these shares pursuant to a Stockholders’ Agreement that terminated upon the initial public offering of the Company.

13D

CUSIP No.     92922P106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ann K. Freel
2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 7,087,271* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 7,087,271*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,087,271*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 10.7%
14.	Type of Reporting Person IN

* Represents 7,087,271 shares owned of record by Ann K. Freel, Reporting Person’s wife. Until February 2, 2005, Tracy W. Krohn, the Chief Executive Officer of the Company, held sole voting power over these shares pursuant to a Stockholders’ Agreement that terminated upon the initial public offering of the Company.

ITEM 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”), of the Company. The principal executive offices of the Company are located at Eight Greenway Plaza, Suite 1330, Houston, Texas 77046.

ITEM 2. Identity and Background

(a) This Schedule 13D is being filed by Jerome F. Freel and his wife, Ann K. Freel.**

** Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

(b) The business address of Mr. Freel is Eight Greenway Plaza, Suite 1330, Houston, Texas 77046. The business address of Mrs. Freel is c/o Mr. Freel Eight Greenway Plaza, Suite 1330, Houston, Texas 77046.

(c) Mr. Freel is the Secretary, a director and Chairman Emeritus of the Company. Not applicable to Mrs. Freel.

(d) & (e) Mr. and Mrs. Freel have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f) United States

ITEM 3. Source and Amount of Funds or Other Considerations

Mr. Freel originally purchased his interest with his and Mrs. Freel’s community property assets of $2,000 in 1983.

ITEM 4. Purpose of Transaction

Mr. and Mrs. Freel acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions, and other factors Mr. and Mrs. Freel may deem significant to their investment decisions, and subject to the Underwriting Agreement discussed below, Mr. and Mrs. Freel may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock or other securities of the Company that they or any of them may acquire. Mr. and Mrs. Freel do not have any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any material change in the present capitalization or dividend policy of the Company; (e) any other material change to the Company’s business or corporate structure; (f) changes in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (g) the Common Stock or any other class of securities of the Company to be de-listed from the New York Stock Exchange; (h) the Common Stock or any other class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above.

The Filing Persons have no plans to fill vacancies on the Board of Directors of the Company or to remove any of the current directors.

ITEM 5. Interest in Securities of the Issuer

(a) There were 65,969,224 shares of Common Stock outstanding as of January 27, 2005.

On January 27, 2005, the Reporting Persons were deemed to beneficially own 7,087,271 shares of Common Stock, representing, in the aggregate, approximately 10.7% of the outstanding shares of Common Stock.

(b) The Reporting Persons share between themselves the power to vote or to direct the voting of all shares of Common Stock that they own. Prior to February 2, 2005, however, Tracy W. Krohn, the Chief Executive Officer of the Company, had the sole power to vote or to direct the voting of the shares of Common Stock owned by the Reporting Persons.

Mr. and Mrs. Freel have the shared power to dispose or to direct the disposition of the shares of Common Stock that they beneficially own as indicated above.

The business address of Mr. Krohn is Eight Greenway Plaza, Suite 1330, Houston, Texas 77046. Mr. Krohn is Founder, Chairman of the Board, President, Treasurer and Chief Executive Officer of the Company. Mr. Krohn has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(c) In the past 60 days, no transactions in the shares of Common Stock were effected by the Filing Persons.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Underwriting Agreement, a copy of which is attached hereto as Exhibit A and described in Item 4 above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Mr. Freel has agreed with the underwriters of the Company’s initial public offering that he will not directly or indirectly offer, sell, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for common stock without the prior written consent of Lehman Brothers Inc. on behalf of the underwriters for a period of 180 days from the date of pricing of the initial public offering (January 27, 2005).

ITEM 7. Material to be Filed as Exhibits

Exhibit A	Underwriting Agreement, dated as of January 27, 2005

Exhibit B	Power of Attorney in favor of Price W. Wilson previously filed as exhibit 24.1 to a Form 3 filed on behalf of Jerome F. Freel dated January 27, 2005 and incorporated herein by reference.

Exhibit C	Power of Attorney in favor of Price W. Wilson previously filed as exhibit 24.1 to a Form 3 filed on behalf of Ann K. Freel dated January 27, 2005 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 10, 2005

By:	/s/ Price W. Wilson
Price W. Wilson, as Attorney for Jerome F. Freel.

By:	/s/ Price W. Wilson
Price W. Wilson, as Attorney for Ann K. Freel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)